Devon Energy Corporation (DVN)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

Devon Energy Shareholder since 2010

Important to Vote for a Shareholder Say on Director Pay – Proposal 4

There is no greater conflict of interest than when a Board approves its own pay, with no oversight from the shareholders whose interest they must represent above their own. This proposal rectifies this problem. It provides for a simple, straightforward shareholder vote on whatever pay package directors design for themselves.

There are compelling reasons for shareholders to adopt director say-on-pay in the way we propose. Not surprisingly, the Board opposes it. We speculate it does not want any shareholder oversight of a central element of board service.

In the proxy statement, the company provides two reasons for shareholders to oppose it. However, the Board states routine facts as arguments against the proposal or simply misleads shareholders. Here, we respond to and rebut each point the Board makes in its Statement in Opposition.

•    “[The] Board engages in sound corporate governance practices for its director compensation program” – The Company can continue to provide competitive pay to independent directors. Under the current pay practices, incumbent and prospective directors should have no worries about winning shareholder approval for their compensation.

•    The proposal “ would inject significant distraction, expense, and upheaval into Devon’s corporate governance and impair [the] ability to attract and retain highly qualified directors“ - As a single agenda item, we expect it to add immaterially to the effort needed to prepare for and conduct the annual shareholder meeting.

The Board proudly refers its director compensation as “the product of sound corporate governance practices”. This proposal will continue this trend, by adopting another element of strong corporate governance, shareholder oversight of director compensation. If the Board represents shareholders well, then it should have confidence it will win an annual vote to approve its compensation.

For these reasons, and above all to improve even further corporate governance on a subject with an inherent conflict of interest, we urge shareholders approve this proposal.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.